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                          February 18, 2022

       Scott Bibaud
       Chief Executive Officer
       Atomera Inc
       750 University Avenue, Suite 280
       Los Gatos, California 95032

                                                        Re: Atomera Inc
                                                            Registration
Statement on Form S-3
                                                            Filed February 15,
2022
                                                            File No. 333-262750

       Dear Mr. Bibaud:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Daniel Donahue